Exhibit 7
Consolidated Report of Condition of
Wells Fargo Bank National Association
of 101 North Phillips Avenue, Sioux Falls, SD 57104
And Foreign and Domestic Subsidiaries,
at the close of business June 30, 2009, filed in accordance with 12 U.S.C. §161 for National Banks.

		Dollar Amounts
		In Millions
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin		$11,493
Interest-bearing balances		1,906
Securities:
Held-to-maturity securities		0
Available-for-sale securities		104,426
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices		255
Securities purchased under agreements to resell		1,553
Loans and lease financing receivables:
Loans and leases held for sale		32,219
Loans and leases, net of unearned income	328,138
LESS: Allowance for loan and lease losses	9,887
Loans and leases, net of unearned income and allowance		318,251
Trading Assets		9,021
Premises and fixed assets (including capitalized leases)		4,256
Other real estate owned		1,398
Investments in unconsolidated subsidiaries and associated companies		428
Direct and indirect investments in real estate ventures		62
Intangible assets
Goodwill		11,487
Other intangible assets		16,326
Other assets		26,540

Total assets		$539,621

LIABILITIES
Deposits:
In domestic offices		$325,417
Noninterest-bearing	80,231
Interest-bearing	245,186
In foreign offices, Edge and Agreement subsidiaries, and IBFs		77,411
Noninterest-bearing	1,201
Interest-bearing	76,210
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices		10,243
Securities sold under agreements to repurchase		4,293
Trading liabilities		5,930
Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases)		23,653
Subordinated notes and debentures		15,714
Other liabilities		27,200

Total liabilities		$489,861

Dollar Amounts
In Millions
EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	520
Surplus (exclude all surplus related to preferred stock)	30,594
Retained earnings	19,594
Accumulated other comprehensive income	(1,133)
Other equity capital components	0

Total bank equity capital	49,575
Noncontrolling (minority) interests in consolidated subsidiaries	185

Total equity capital	49,760

Total liabilities, and equity capital	$539,621

I, Howard I. Atkins, EVP & CFO of the above-named bank do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.
Howard I. Atkins
   EVP & CFO
We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

John Stumpf	Directors
Carrie Tolstedt
Michael Loughlin